Exhibit 99.3

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT entered into as of August 11, 2017

BY AND BETWEEN:	MAYOR’S JEWELERS, INC., a Delaware corporation
(hereinafter referred to as the “Company”)

AND:	ALBERT RAHM
(hereinafter referred to as the “Executive”)

WHEREAS the Company and the Executive entered into an employment agreement with an effective date of April 30, 2007 and an amendment to the Employment Agreement on January 12, 2016 (collectively, the “Employment Agreement”);

WHEREAS the Company and the Executive wish to further amend the Employment Agreement as contained herein below.

NOW, THEREFORE, FOR THE REASONS SET FORTH ABOVE, AND IN CONSIDERATION OF THE MUTUAL PREMISES AND AGREEMENTS HEREINAFTER SET FORTH, THE PARTIES HERETO ACKNOWLEDGE AND AGREE AS FOLLOWS:

1.	All capitalized terms which are not otherwise defined herein shall have the meanings ascribed thereto in the Employment Agreement.

2.	Section 3.1 of the Employment Agreement is hereby amended as follows:

(i)	By adding the following clause b):

b)    “Change in Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(i)    any “Person” (other than members of the Controlling Shareholder Group, the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company controlled, directly or indirectly, by the Controlling Shareholder Group), is or becomes the “beneficial owner”, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities;

(ii)    the shareholders of the Company approve a merger or consolidation of the Company with any other corporation or entity, OTHER THAN a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent

(either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or a merger or consolidation with or into any company the voting securities of which are beneficially owned 50% or more by the Controlling Shareholder Group;

(iii)    the shareholders of the Company approve a plan of liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iv)    the total combined voting power of the Company (or any successor entity) represented by shares of voting stock owned by members of the Controlling Shareholder Group is reduced to less than 50%.

The “Controlling Shareholder Group” includes: (i) Briks Group Inc. (ii) Montrovest B.V.; (iii) Mangrove Holding S.A.; (iv) Grande Rousse Trust; (v) Rohan Private Trust Company; (vi) Dr. Lorenzo Rossi di Montelera, (vii) the spouse and lineal descendants of Dr. Lorenzo Rossi di Montelera; and/or (viii) any trust whose principal beneficiaries are persons described in clauses (vi) and (vii).

A “Person” includes any natural person and any corporation, limited liability company, partnership, trust or other entity.

(ii)	By renumbering the remaining clauses of section 3.1 in the proper alphabetical order.

3.	Subsection 3.2 b) of the Employment Agreement is hereby amended as follows:

(i)	By adding the following clause immediately at the end of clause (iii) in subsection 3.2.b):

However, should the Executive be terminated without Cause within twelve (12) months of a Change in Control, then the Executive shall receive instead of the salary continuation set forth above a lump sum amount equal to twelve (12) months of base salary.

4.	The parties confirm that all other terms and conditions of the Employment Agreement, as amended, shall continue to apply mutatis mutandis.

5.	The Company and the Executive hereby represent and warrant to each other that, in entering into this Agreement, neither of them is in violation of any contract or agreement, whether written or oral, with any other person, moral or physical, firm, partnership, corporation or any other entity to which either of them are a party or by which they are bound and will not violate or interfere with the rights of any other person, firm, partnership, corporation or other entity.

6.	The parties hereto agree that this Agreement shall be construed as to both validity and performance and shall be enforced in accordance with and governed by the laws of the State of Florida.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date first written above.

MAYOR’S JEWELERS, INC.

Per:	/s/ Jean-Christophe Bédos
Jean-Christophe Bédos
President and CEO

/s/ Albert Rahm
ALBERT RAHM